 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM

London, April 16, 2020

ROYAL DUTCH SHELL PLC

NOTICE OF 2020 ANNUAL GENERAL MEETING

  Attendance in person at the Annual General Meeting (“AGM”) not allowed
  London Shareholder Presentation cancelled
  Shareholders who want their votes to count must vote in advance of the AGM
  Measures taken, in line with government restrictions, to protect those that may have tried to attend the AGM and/or the London Shareholder Presentation, our employees, AGM staff and the public

Today, Royal Dutch Shell plc (“Shell”) posted notice of its AGM (the "Notice"), which can be viewed and downloaded from www.shell.com/agm. The Notice states that the AGM is scheduled to be held at Shell headquarters, at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 19, 2020.

Please note that the Notice emphasises that we are closely monitoring the impact of the COVID-19 virus and how this may affect the AGM arrangements.

Unfortunately, since the printing of the Notice, COVID-19 public transmission concerns have only intensified making it more imperative to take all steps we deem necessary to protect the health and safety of our shareholders, employees and AGM staff as well as the public. Additionally, the UK Government has since banned public gatherings of more than two people, and the Dutch Government has severely restricted business-related public gatherings.  Taking all of this into account, Shell now confirms that the format of the meeting proposed in the Notice has since needed to be updated.

ATTENDING THE MEETING IN PERSON NO LONGER ALLOWED
Given the UK law banning public gatherings of more than two people, neither the AGM nor the London Shareholder Presentation can currently be lawfully held in the UK. Moreover, the stringent social distancing and hygiene requirements for business-related gatherings in the Netherlands make it wholly impracticable for us to ensure full compliance with those requirements if we were to hold the AGM in the Netherlands in the usual format.  We have thus determined we cannot allow physical attendance without risking exposure either to the attendees, our employees, AGM staff and the public and have therefore had to take the difficult decision to ask people not to attend the AGM in person this year.

As safety is our paramount concern, we have determined that banning physical attendance is the most responsible course of action to protect the health of the public and our people.  Thus, please do not travel to the meeting as you will not be permitted to enter the building.

ARRANGEMENTS FOR THE 2020 AGM
The AGM will be convened at the address set out in the Notice with the minimum required quorum of two shareholders present in order to conduct the business of the meeting. The results of the poll votes on the proposed resolutions will be announced, in the usual way, as soon as practicable after the conclusion of the AGM.  Given the meeting format changes, and the need to keep the people present to a minimum, no webcast will be provided this year. However, the meeting transcript will be posted on the Shell website.

Given the continuously evolving COVID-19 situation, shareholders are encouraged to register in the “Keep up to date with Shell” section of the Shell website at www.shell.com/investor to receive AGM information including any further changes and updates.

SHAREHOLDER QUESTIONS
Our AGM normally provides an opportunity for shareholders to ask questions about the business set out in the Notice and to raise other matters about the business of the Company. As it will not be possible to ask questions during the AGM this year, we have created a facility for shareholders to register their questions ahead of the AGM. More information can be found at www.shell.com/agm.  Subject to the conditions posted on that site regarding received shareholder questions, we will endeavour to post the responses on that site in advance of the AGM.

VOTING
It is as important as ever that shareholders cast their votes in respect of the business of the AGM.  This year, if you want your vote to count, you must vote ahead of the meeting as it will not be possible to do so during the AGM.  Any advance voting must be done by completing a proxy form, submitting proxy instructions electronically or casting your votes through the medium attributable to the way that you hold your shares. We strongly encourage you vote as early as possible.

If appointing a proxy, shareholders are strongly encouraged to appoint the "Chair of the meeting" to ensure their appointed proxy is present and can vote on their behalf.

SHAREHOLDER PRESENTATION, LONDON
In prior years we have held a Shareholder Presentation in London, two days after the AGM. For the reasons outlined above, we have deemed it necessary to cancel the May event.

ENGAGEMENT
The Board values the AGM and the London Shareholder Presentation as an opportunity to engage with shareholders and considers the inability to currently do that as very regrettable. It will therefore continue to monitor the evolving situation and, as soon as the Board determines it is safe and legally compliant to do so, shareholder engagements in both London and The Hague will be scheduled.  If not, the Board will explore alternative opportunities for shareholders to engage with the Board.

NATIONAL STORAGE MECHANISM
In accordance with the Listing Rules, a copy of each of the documents below have been submitted to the National Storage Mechanism and are/will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

  Annual Report and the Form 20-F for the year ended December 31, 2019
  Notice of the 2020 Annual General Meeting
  Notice of Availability of Shareholder Documents
  Proxy Form relating to the 2020 Annual General Meeting

The Annual Report and the Form 20-F for the year ended December 31, 2019 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

April 16, 2020
Linda M. Coulter
Company Secretary

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, April 16, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 16, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary